Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary shares, par value $0.0001 per share, of Sunrise New Energy Co., Ltd., shall be filed on behalf of the undersigned.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 12, 2024.

GMB Wisdom Sharing Platform Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	director

By:	/s/ Haiping Hu
Name:	Haiping hu